

December 30, 2020

Robert Verostek
Senior Vice President and Chief Financial Officer
Denny's Corporation
203 East Main Street
Spartanburg, South Carolina 29319-0001

     Re: Denny's Corporation
         Form 10-K for the Fiscal Year Ended December 25, 2019
         Filed February 24, 2020
         Form 8-K filed October 27, 2020
         File No. 0-18051

Dear Mr. Verostek:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 25, 2019

Item 11. Executive Compensation, page 36

1.   We note that adjusted earnings per share growth and total shareholder return are two of the metrics used in your compensation plan and that you made nearly $103 million in common stock repurchases in 2019. In future filings, please discuss if and how the share repurchases affected the manner in which the Compensation Committee set the relevant targets used in your compensation plan and determined whether such targets were met.

Consolidated Financial Statements
Note 4. Refranchisings and Acquisitions
Refranchisings, page F-20

2.   Please revise to disclose the nature of the valuation technique(s) and inputs used in the fair value measurement of assets held for sale as of the date of the latest balance sheet. Refer to ASC 820-10-50-2(bbb).

Exhibits
Amended and Restated By-laws

3.   We note that Article VIII of your Amended and Restated By-laws provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for "any derivative action or proceeding brought on behalf of the Corporation." In future filings, please clearly describe the provision in your disclosure, including any risks or other impact on investors related to the provision. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Please also tell us, and disclose in future filings, whether this provision applies to actions arising under the Exchange Act and/or the Securities Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. We also note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also disclose in future filings that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Form 8-K filed October 27, 2020

Exhibits 99.1 and 99.2

4.   Since adjusted free cash flow is a non-GAAP liquidity measure, please revise your disclosures to reconcile this measure to cash flows from operating activities and prominently present amounts for the three major categories of the statement of cash flows. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.06 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

5.   Please retitle the non-GAAP measure total operating margin to better convey what it represents and so that it is not confusingly similar to operating income.

6.   Refer to your non-GAAP presentations on pages 3, 24, 26, 29, 30 and 34 of your investor presentation and the comparable GAAP measures that are not presented until a GAAP to non-GAAP reconciliation in the appendix on the last two pages of this presentation (pages

37 and 38). Please tell us how you considered the guidance in Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Also, refer to Item 10(e)(1)(i)(A) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows at (202) 551-3322 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at (202) 551-4515 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services